
Mail Stop 3561

July 20, 2016

Mr. Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re:** **Macy's, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Response Dated July 13, 2016**
> **File No. 1-13536**

Dear Mr. Broderick:

We have reviewed your July 13, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2016 letter.

Financial Statements

Notes to Consolidated Financial Statements

3. Receivables, page F-17

1. We have reviewed your response to comment 7 in our letter dated July 6, 2016. Please address the following:

   - You state that, due to the interrelationship of the buyer's condominium interest and the Hoyt Street parking facility and the integrated nature of the transaction for their respective sales, you viewed the sale of the two properties as a single unit of accounting. Please further explain the nature of the interrelationship and the integrated nature of the transaction that caused you to view the sale as a single unit of accounting. Please specifically tell us whether the sale of the condominium interest and Hoyt Street parking facility were consummated in the same agreement or at the same time.

- You use the term "condominium interest" in your response. Please tell us in more detail what this term is meant to convey. In this regard, your description of the Brooklyn building appears to indicate that the building is currently a retail property and will become a mix of retail and office space.

- Please tell us how you considered whether the sale of the properties is a partial sale as defined in ASC 360-20-40-46. If you believe the sale of the properties is a partial sale and you should follow the guidance for the sale of condominium units, please tell us how you considered the guidance in ASC 360-20-40-50.

- Please provide any additional information you believe is relevant to support percentage of completion accounting for the transaction.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products